FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of July 29, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SIGNET GROUP plc

2. Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES INC ("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired

NOT STATED

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

0.5p ORDINARY SHARES

10. Date of transaction

NOT STATED.

11. Date company informed

25.07.03

12. Total holding following this notification

SEE BELOW.

13. Total percentage holding of issued class following this notification

SEE BELOW.

14. Any additional information

-

15. Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16. Name and signature of authorised company official responsible for making this notification

Date of notification

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 23 July 2003

Signet Group plc

	No. of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	223,892,134	13.032
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company	24,717,300	1.439
Capital International Limited	193,485,198	11.262
Capital International S.A.	3,932,610	0.229
Capital International, Inc	1,757,026	0.102

Schedule A

Schedule of holdings in Signet Group plc

As of 2 July 2003

Capital Guardian Trust Company

Registered Name	Local Shares
Bank of New York Nominees	286,900
Chase Nominees Limited	14,195,500
Midlands Bank plc	1,070,400
Deutsche Bank Mannheim	18,200
Bankers Trust	40,000
Citibank London	1,174,000
Nortrust Nominees	7,889,900
RBSTB Nominees Ltd	26,200
ROY Nominees Ltd	16,200
TOTAL	24,717,300

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	2,556,200
Bank of New York Nominees	61,865,759
Northern Trust	4,041,260
Chase Nominees Limited	28,964,380
Midlands Bank plc	2,079,400
Bankers Trust	29,403,387
Barclays Bank	1,077,400
Morgan Guaranty	4,662,200
Nortrust Nominees	28,861,370
State Street Bank & Trust Co	2,865,900
Deutsche Bank AG	11,714,622
HSBC Bank plc	13,086,900
Mellon Bank N.A.	196,600
KAS UK	385,920
Bank One London	1,723,900
TOTAL	193,485,198

Schedule B

Capital International S.A.

Chase Nominees	3,443,510
Midland Bank plc	99,100
Royal Bank of Scotland	273,000
Lloyds Bank	117,000
TOTAL	3,932,610

Schedule B

Capital International Inc.

Nortrust Nominees	1,659,026
HSBC Bank plc	98,000
TOTAL	1,757,026

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   July 29, 2003